NO ACT

PE
12-24-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09035321

February 26, 2009

Jonathan Ko
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, CA 90071-3144

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-26-09

Re: Occidental Petroleum Corporation
Incoming letter dated December 24, 2008

Dear Mr. Ko:

This is in response to your letter dated December 24, 2008 concerning the shareholder proposal submitted to Occidental by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated January 20, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Janice Silberstein
Associate General Counsel
The City of New York
Office of the Comptroller
1 Centre Street, Room 602
New York, NY 10007-2341

February 26, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 24, 2008

The proposal requests that the board conduct a review of the policies and procedures that guide Occidental's assessment of host country laws and regulations in the company's overseas operations, with respect to their adequacy to protect the environment and the health and human rights of indigenous populations, and report the results of this review to shareholders.

We are unable to concur in your view that Occidental may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Occidental may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Occidental may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Occidental may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

January 20, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Occidental Petroleum Corporation
<u>Shareholder Proposal submitted by the New York City Pension Funds</u>

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the December 24, 2008 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of Skadden, Arps, Slate, Meagher & Flom LLP on behalf of Occidental Petroleum Corporation ("Occidental," "Oxy" or the "Company"). In that letter, the Company contended that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2009 proxy statement and form of proxy (the "Proxy Materials") pursuant to Rules 14a-8(i)(7) and 14a-8 (i)(10) under the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as Rule 14a-8 and the December 24, 2008 letter. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2009 Proxy Materials. In light of the widespread public concerns about the environment and public health in indigenous communities where oil exploration and mining are underway, the Proposal, which calls for a report on the adequacy of host country laws and regulations to protect the environment and the health and human rights of indigenous populations, relates to significant social policy issues that transcend "ordinary business." Accordingly, the Funds respectfully request that the Division of Corporation Finance (the "Division" or the "Staff") deny the relief that Occidental seeks.

PROPOSAL

The Proposal consists of seven whereas clauses followed by a resolution. Among other things, the whereas clauses note that during the approximate thirty years that Occidental conducted oil exploration operations in the Peruvian Amazon, the Company dumped an estimated nine billion barrels of toxic wastewater in local streams and rivers and stored wastes in unlined earthen pits. These toxic wastes that contained heavy metals, including, *inter alia*, arsenic, lead, petroleum hydrocarbons and cadmium, caused significant damage to the health of the indigenous Achuar people and serious damage to the region's ecosystem thereby threatening their livelihoods. The Peruvian government in 1984 classified the area in which Occidental operated as "one of the critical environmental zones most damaged in the country." A civil action brought by indigenous plaintiffs in 2007 accused Occidental of causing harm to the Achuar people by its negligent, reckless and illegal environmental practices in Peru.

The Resolved Clause then states:

"THEREFORE, be it resolved that shareholders request the Board of Directors to conduct a review of the company's policies and procedures that guide Occidental's assessment of host country laws and regulations in the company's overseas operations, with respect to their adequacy to protect the environment and the health and human rights of indigenous populations. Furthermore, be it resolved that a report on the results of this review shall be made available to shareholders by November, 2009. This report is to be prepared at reasonable expense and contain no proprietary or confidential information."

II. THE COMPANY HAS NOT SHOWN THAT IT MAY OMIT THE PROPOSAL UNDER RULE 14a-8(i) (7).

In its letter of December 24, 2008, the Company requests that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet its burden and its request for "no-action" relief should accordingly be denied.

A. The Proposal Concerns a Significant Social Policy Issue and Focuses on Risks to the Public Health and Safety of Indigenous Populations, and Thus May Not Be Omitted as Relating to "Ordinary Business" Under Rule 14a-8(i) (7).

It is indisputable, and the Company's letter does not question, that the risks to indigenous populations associated with oil exploration and drilling present a significant social policy issue of undeniable magnitude. Widespread oil exploration and drilling by international companies poses great risks to the environment and health of indigenous communities around the world. Occidental conducts oil operations in Bolivia, Colombia and Argentina. Occidental's December 24, 2008 letter, Exhibit B, p. 5. Thus, the Company conducts operations in at least three countries with significant indigenous populations: Bolivia's population is approximately 55% indigenous, www.state.gov; Colombia's indigenous community numbers more than 1,378,884 people, *"Indigenous peoples of the Americas,"* Wikipedia.org.; and Argentina has an approximate indigenous population of 403,000. *Id.* Although it is true that Occidental is no longer operating in Peru, the Company indicates that in Argentina, "Oxy is pursuing aggressive growth through aggressive drilling, waterflooding and enhanced oil recovery projects." www. oxy.com. Regarding Colombia, the Company states, "In the Middle-Magdalena Basin, Oxy operates La Cira-Infantas (LCI) field in partnership with Ecopetrol. LCI is an enhanced oil recovery project with large remaining reserves." *Id.*

The Division has explicitly stated that "ordinary business" cannot be used as a rationale to exclude under Rule 14a-8(i) (7) proposals that relate to matters of substantial public interest. The July 12, 2002 *Staff Legal Bulletin 14A,* which specified that Staff would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, advised:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

(Footnotes omitted).

The Bulletin then reviewed the Commission's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

More recently, *Staff Legal Bulletin 14C* (June 28, 2005) made clear that proposals seeking reports concerning the effects of a company's actions on the environment or public health, as the Proposal explicitly does here, do not relate to "ordinary business." That Bulletin stated, in relevant part:

> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

In *SLB 14C*, the Staff provided a chart to illustrate when a company may and may not exclude a proposal under Rule 14a-8(i) (7).The Proposal is closely analogous to the Exxon Mobil Corp. (March 18, 2005) proposal the Staff included in the chart to show what proposals a company may not exclude as relating to ordinary business. In Exxon, the proponents requested "a report on the potential environmental damage that would result from the company drilling for gas in protected areas . . . ." The Staff sided with the shareholders because they were primarily concerned with company matters that may affect the public as a whole. The Staff referred to the Xcel Energy Inc. (April 1, 2003) proposal as an example of when the Staff would concur with the company's view that a proposal should be excluded. In Xcel, the proponents requested, "That the Board of Directors report ... on (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulphur dioxide, nitrogen oxide, and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)". The Proposal thus differs in critical respects from the Xcel proposal, since the Proposal does not request a report on economic risks or benefits. As in Exxon, the Proposal is focused on threats to the public and therefore, consistent with *SLB 14C*, it may not be excluded.

In Chevron Corporation (March 18, 2008), the Staff refused to grant the company, also a major oil company, no-action relief on ordinary business grounds regarding a proposal submitted by the New York City Pension Funds containing a Resolved Clause[1] nearly identical to the one provided in the Proposal. Strikingly, Occidental's letter fails to discuss, or even to mention, this 2008 denial of no-action relief.

On the basis of the Staff Legal Bulletins and Chevron, Occidental's request for no-action relief under Rule 14a-8(i)(7) must be denied.

B. The No-Action Letters Cited by Occidental Are Inapposite.

The Proposal does not seek an internal assessment of risks or liabilities.

Regarding shareholder proposals that reference an environmental or public health issue, in *SLB 14C*, the Staff indicated that it considers both the proposal and the supporting statement as a whole in determining whether the focus of the proposal is a significant social policy issue. According to *SLB 14C*, a company may exclude the shareholder proposal if "a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health...." *Id.*

Clearly, the Proposal's Resolved Clause and supporting statement do not seek an internal risk evaluation, but rather, a report on the Company's assessment of the adequacy of host country laws and regulations regarding the protection of the environment, public health and human rights of indigenous populations. The precedents on the evaluation of risk convey that if the proponents seek actions that may have the outcome of minimizing risks, but which do not ask the company to quantify or characterize those risks, the proposals will not be excluded. Consequently, the Proposal is fundamentally distinguishable from the proposals in the four no-action letters the Company cites, in that the Resolved Clause in each and every one focuses instead on economic, financial, legal or regulatory risks to those companies:

In Eli Lilly (January 11, 2006), the proposal requested the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of its products.

Xcel Energy Inc. (April 1, 2003), discussed *supra*.

Likewise, in Ryland Group, Inc. (February 13, 2006), the proposal stated that taking action to improve energy efficiency can result in financial and competitive advantages to the company and that ignoring this trend could expose the company to the potential for competitive, reputational and regulatory risk.

---

1 RESOLVED. The shareholders request that the Board prepare a report by November 2008 prepared at reasonable cost and omitting proprietary information, on the policies and procedures that guide Chevron's assessment of host country laws and regulations with respect to their adequacy to protect human health, the environment and our company's reputation.

In Newmont Corporation (January 12, 2006), the proposal urged management to review its operations in Indonesia, with particular reference to "potential financial and reputational risks incurred by the company as an outgrowth of these operations."

In contrast to all of those readily distinguishable financial and economic risk proposals, the Funds' Proposal here is far more closely comparable in its approach to a revised proposal that the New York City Pension Funds submitted to Newmont Mining Corp., and as to which the Staff denied no-action relief. The Funds had revised their proposal to Newmont after the Staff had issued a no-action letter in 2005 with respect to a prior year's proposal by the Funds for a report evaluating potential environmental and public health risks incurred by the company arising from Newmont's mining and waste disposal operations in Indonesia. Newmont Mining Corp. (February 5, 2005). The revised proposal instead sought a report on the potential environmental and health damages the public faced from those mining operations. The Staff advised that the revised proposal could not be omitted from the company's proxy materials. Newmont Mining Corporation (February 5, 2007). As the Funds' Proposal here to Occidental far more closely resembles the revised Newmont proposal in its request for a report that emphasizes how the Company is addressing the risks to the environment, public health and human rights of indigenous populations, the Funds' Proposal to Occidental, too, should not be omitted from the company's proxy materials.

The Proposal requests action regarding the future protection of indigenous peoples.

The Company next claims wrongly that the Proposal is concerned only with past environmental and public health risks. The Company then argues that the Staff has denied the exclusion of proposals relating to a significant social policy issue only where the proposals have requested that a company take action to address that issue. The Company claims that because the Proposal's supporting statement discusses alleged impacts of historic oil production operations in Peru, and the Company has not had oil production operations in Peru for nearly nine years, the Proposal is distinguishable from the Exxon proposal that sought a report on the environmental damage that might be caused by future drilling.

However, the argument that the Proposal does not seek a report regarding the future protection of indigenous populations is contradicted by the plain language of the Proposal. The Resolved Clause on its face requests action regarding the future protection of the environment, health and human rights of all indigenous populations in the Company' overseas operations in which Occidental is presently conducting oil exploration, i.e., Bolivia, Colombia and Argentina. The supporting statement substantiates and justifies the request in the Resolved Clause for future action regarding the indigenous populations of Bolivia, Colombia and Argentina by enumerating and illustrating Occidental's past adverse interaction with the indigenous people of Peru. The Company's argument could only be meritorious if the Resolved Clause were to seek an assessment of the adequacy of Peruvian law, which it does not.

The Chevron proposal is again quite instructive. There, the supporting statement enumerated past actions, e.g., Chevron was on trial in Ecuador for widespread contamination of Amazonian land and water resources in the 1970s; in 2002, the Angolan government fined Chevron $2 million for pipeline oil spills that polluted beaches and damaged fishing, and that Chevron's total Environmental, Health and Safety Fines and Settlements had increased from 278 in 2002 to 699 in 2006. As with the Proposal, the past is enumerated in Chevron's supporting statement in order to provide a foundation for the shareholder request for future company action expressed in the Resolved Clause.

Therefore, because the Proposal seeks future action, it is in fact akin to, and not distinguishable from, the proposals in all the no-action letters the Company cites in which the Staff did not grant no-action relief.[2]

III. THE COMPANY DID NOT SUBSTANTIALLY IMPLEMENT THE PROPOSAL BECAUSE IT HAS NOT CONDUCTED THE REQUESTED REVIEW AND ISSUED THE REQUESTED REPORT.

The Company has prepared no report regarding the company's policies and procedures for assessing the adequacy of:

- Bolivian law to protect the environment and the health and human rights of indigenous populations, or
- Argentinean law to protect the environment and the health and human rights of indigenous populations, or
- Colombian law to protect the environment and the health and human rights of indigenous populations.

"In the staff's view, a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (March 15, 1991). Judged by that standard, Occidental has failed in numerous critical respects to implement the Proposal.

The Proposal requests that the Board of Directors review the Company's policies and procedures that guide its assessment of host country laws and regulations in the Company's overseas operations, with respect to their adequacy to protect the environment and the health and human rights of indigenous populations. That is to say, a two-step mechanism is requested: (1) acquire familiarization with host country laws and regulations; and (2) render a determination as to whether those laws and regulations are adequate. Both steps must be taken before the Company can argue that the proposal can be excluded because it has been substantially implemented.

A review of the Company's December 24, 2008 letter, the Company's "2007 Social Responsibility Report" and www.oxy.com does not back up the Company's assertion that it has substantially complied with the proposal. Although the Company indicates in its December 24 2008 letter that "Occidental is committed to observing the laws in the countries in which it operates," regarding step # 2, the Company provides only a single, sentence buried on page 20 in the "Social Responsibility Report" stating that the Company "endeavors to achieve a worldwide standard of care by providing the same degree of protection to employees, contractors, the public and the environment – often more stringent than legal requirements – regardless of location." That is no report: for example, the policies and procedures for determining "adequacy" are not even mentioned. A single sentence in all of the Company materials, which is not even deemed worthy of mention in the Company's December 24, 2008 letter, is clearly insufficient to constitute the requested report.

The precedents the Company cites in support of its arguments are thus readily distinguishable.[3] The no-action letters indicate greater adherence to a proposal is needed

2 The Dow Chemical Company (March 2, 2006); E.I. du Pont de Nemours and Company (February 24, 2006); Occidental Petroleum Corporation (February 7, 2006); Hormel Foods Corporation (November 10, 2005).

3 General Motors Corporation (March 30, 2005); Albertson's Inc. (March 23, 2005); Xcel Energy, Inc. (February 17, 2004); PPG Industries, Inc. (January 19, 2004); Telular Corp. (December 5, 2003); Cisco Systems, Inc.

than Occidental can supply. In each of those cases, the company took action which conformed closely to the action requested by the proposal, so as to clearly meet the proposal's core objectives. Because it failed to issue a report that meets the core objectives of the Proposal, Occidental has failed to prove that the Proposal may be excluded under Rule 14a-8(i)(10).

IV. CONCLUSION

The Proposal pertains to a matter of widespread and significant public concern, and does not seek a report on financial or economic impacts to the Company, and so does not relate to "ordinary business." The Company has not substantially implemented the Proposal because it has not reviewed and issued a report on Occidental's policies and procedures for assessing whether host country laws and regulations are adequate for protecting the environment, health and human rights of indigenous populations. Accordingly, under the standards set forth in Rule 14a-8, and the guidance of *Staff Legal Bulletins 14A* and *14C,* the Company has failed to meet the burden of showing that the Funds' Proposal may be excluded under 14a-8(i)(7) or 14a-8(i)(10).

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your time and consideration.

Very truly yours,

Janice Silberstein

Janice Silberstein
Associate General Counsel

cc: Jonathan Ko, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071-3144

(August 11, 2003); The Talbots, Inc. (April 5, 2002); Masco Corporation (April 19, 1999, March 29, 1999); MacNeal-Schwendler Corporation (April 2, 1999); General Motors Corporation (March 4, 1996); Northern States Power Company (February 16, 1995); E.I. DuPont de Nemours and Company (February 14, 1995).); Texaco, Inc. (March 28, 1991).

The Company cited Ford Motor Company (March 2, 2005). A Lexis search using "Ford" and "(a) (i) (10)" turned up only one no-action letter, Ford Motor Company (March 9, 2005). There, in fact, the Staff rejected the company's request to exclude the proposal from its proxy materials.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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TEL: (213) 687-5000
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December 24, 2008

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Occidental Petroleum Corporation
Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Occidental Petroleum Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have enclosed the shareholder proposal (the "Proposal") submitted by the Office of the Comptroller of New York City (the "Proponent"), on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System, for inclusion in the Company's proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2009 annual meeting of stockholders (the "2009 Annual Meeting").

For the reasons set forth below, the Company intends to omit the Proposal from its Proxy Materials and respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs that it will not recommend enforcement action to the Commission if the Proposal is so omitted. In accordance with Rule 14a-8(j), a copy of this submission is being sent concurrently to the Proponent to inform it of the Company's intention to omit the Proposal from its Proxy Materials.

We have enclosed, pursuant to Rule 14a-8(j), six (6) copies of this letter, which includes as Exhibit A a complete copy of the Proposal. The resolution set forth in the Proposal is as follows:

> THEREFORE, be it resolved that shareholders request the Board of Directors to conduct a review of the company's policies and procedures that guide Occidental's assessment of host country laws and regulations in the company's overseas operations, with respect to their adequacy to protect the environment and the health and human rights of indigenous populations. Furthermore, be it resolved that a report on the results of this review shall be made available to

> shareholders by November, 2009. This report is to be prepared at reasonable expense and contain no proprietary or confidential information.

Discussion

The Company believes that the Proposal may be properly omitted from its Proxy Materials for either or both of the following reasons:

(1) The Proposal may be properly omitted from its Proxy Materials under Rule 14a-8(i)(7) because it relates to a matter which deals with the Company's ordinary business operations; and

(2) The Proposal may be properly omitted from its Proxy Materials under Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

A. Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1988), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct stockholder oversight. . . . However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a stockholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment.

As noted in Staff Legal Bulletin No. 14C (June 28, 2005), in considering proposals that make reference to environmental or public health issues, the Staff distinguishes between (1) environmental or public health proposals focused on a company engaging in an internal assessment of the risks or liabilities that it faces as a result of its operations that may adversely affect the environment or the public's health, which may be excluded under Rule 14a-8(i)(7), and (2) proposals directed at minimizing or eliminating operations that may adversely affect the environment or the public's health, which may not be excluded under Rule 14a-8(i)(7).

The Proposal focuses on the Company's assessment of the adequacy of host country laws and regulations to protect the environment and health and human rights of indigenous populations. The Company's assessment of host country laws, particularly those relating to the impact its operations have on the environment and health and human rights, is part of the Company's ordinary business operations. The Company has had a formal management system that focuses on health, environmental and safety (HES) issues for over three decades. The Company's HES management system is embedded in its operations and is intended to maintain compliance with applicable legal requirements, minimize environmental impacts and risks, meet objectives and facilitate sustained performance improvement. The Company also has a Human Rights Policy to restate and reinforce its policy regarding the protection and advancement of Human Rights. The Company's Human Rights Policy includes the following:

> Occidental is committed to observing the laws in the countries in which it operates, to respecting the cultural values of the communities in which it operates including the indigenous peoples recognized by the laws of the applicable jurisdiction, to giving appropriate regard to the self-sufficiency, sustainability, health, safety and the environment of such communities and to conducting business as a responsible corporate member of society. To the extent consistent with the laws of the applicable jurisdiction, Occidental is also committed to consulting with, and seeking the pre-approval of, any legitimate local communities affected by its business operations in order to minimize potential negative impacts on such communities as well as its operations.

In addition, the Policy provides that "[p]rior to beginning operations in any foreign jurisdiction, Occidental shall perform an assessment consistent with the Voluntary Principles on Human Rights, which will take into consideration the ability of Occidental to have a positive impact in such Jurisdiction. . . ."

Exclusion of the Proposal regarding the Company's assessment of host-country laws would be consistent with Rule 14a-8(i)(7) and the Staff's position that a company's ordinary business operations are best left to management and the board of directors. *See Ryland Group, Inc.* (available February 13, 2006) (excluding proposal requesting a report assessing the company's response to rising regulatory, competitive, and public pressure to increase energy efficiency); *Eli Lilly & Co.* (available January 11, 2006) (excluding proposal seeking a report on long-term economic stability of the company and the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers); *Xcel Energy Inc.* (available April 1, 2003) (permitting exclusion of a proposal requiring the board to issue a report disclosing the economic risks associated with certain emissions by the company and the benefits of committing to reduce those emissions, on the basis that the proposal related to an "evaluation of risks and benefits"); and *Newmont Mining Corp.* (available January 12, 2006) (excluding proposal requesting a review of and report on the Company's operations in Indonesia, with a particular reference to potential financial and reputational risks incurred as a result of these operations).

In determining whether the focus of a proposal is a significant social policy issue, the Staff considers both the proposal and the supporting statements as a whole. *See* Staff Legal Bulletin No. 14C. The resolution in the Proposal refers to the adequacy of host country laws and regulations to protect the environment and the health and human rights of indigenous populations. However, the supporting statements only discuss alleged impacts of historic oil production operations of a subsidiary of the Company in a field in Peru. The Company has not had oil production operations in Peru for nearly nine years. This Proposal is therefore clearly distinguishable from the shareholder proposal submitted to Exxon Mobil Corporation that sought a report on the environmental damage that might be caused by future drilling in protected areas and the implications of refraining from such drilling. *See Exxon Mobil Corporation* (March 18, 2005).

The Proposal does not request that the Company take action or adopt or modify any principles or policies in furtherance of a significant social policy issue. Since the release of Staff Legal Bulletin No. 14C, the Staff has denied the exclusion of proposals relating to a significant social policy issue only where the proposals have requested that a company take action in furtherance of that issue. *See E.I. du Pont de Nemours and Company* (available February 24, 2006) (requesting a report on implications of a policy for reducing potential effects of chemical releases); *Hormel Foods Corporation* (available November 10, 2005) (calling for a report on the feasibility of requiring the company's suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on improving animal welfare); *Occidental Petroleum Corporation* (available February 7, 2006) (calling for a report on standards for evaluating environmental impact); and *The Dow Chemical Company* (available March 2, 2006) (calling for a report on new initiatives to address specific health and environmental concerns in Bhopal, India).

Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(7).

B. Rule 14a-8(i)(10)

Under Rule 14a-8(i)(10), a proposal may be omitted if the company has already substantially implemented it. In determining whether a proposal has been substantially implemented, the company's policies, practices and procedures should "compare favorably with the guidelines of the proposal" and there is no need to have a precise implementation of the proposal. *See* Exchange Act Release No. 34-20091 (August 16, 1983); *Texaco, Inc.* (March 28, 1991); *Masco Corporation* (March 29, 1999); *The Talbots, Inc.* (April 5, 2002); *Cisco Systems, Inc.* (August 11, 2003); *Telular Corp.* (December 5, 2003); *PPG Industries, Inc.* (January 19, 2004); *Xcel Energy, Inc.* (February 17, 2004); *Ford Motor Company* (March 2, 2005); *Albertson's, Inc.* (March 23, 2005); and *General Motors Corporation* (March 30, 2005). Specifically, a proposal is substantially implemented when a company has already established procedures that relate to the subject matter of the proposal or "essential objectives" of the proposal. *See, e.g., E.I. duPont de Nemours and Company* (February 14, 1995); *Northern States Power Company* (February 16, 1995); *General Motors Corporation* (March 4, 1996); *MacNeal-Schwendler Corporation* (April 2, 1999); and *Masco Corporation* (March 29, 1999 and April 19, 1999).

In this case, the Proposal requests that (1) the Board of Directors conduct a review of the Company's policies and procedures that guide its assessment of host country laws and regulations in the Company's overseas operations, with respect to their adequacy to protect the environment and the health and human rights of indigenous populations, and (2) the Company make available to the stockholders a report of the results of such review.

As discussed above, the Company assesses host country laws, including those relating to environmental protection, health and human rights, as a part of its ordinary business operations. Further, as part of its mandate, the Corporate Governance, Nominating and Social Responsibility Committee of the Board of Directors (the "Social Responsibility Committee") periodically reviews both the Company's social responsibility policies, programs and practices as well as the Human Rights Policy. As noted above, the Company's Human Rights Policy already addresses the issues that are the subject of the Proposal, including giving appropriate regard to the health, safety and environment of communities in which the Company operates.

In addition, the Environmental, Health and Safety Committee of the Board of Directors (the "Environmental Committee") reviews and discusses with management the status of health, environment and safety (HES) issues, including compliance with applicable HES laws and regulations, the adequacy of HES policies and procedures, results of internal compliance reviews and remediation projects; and reports periodically to the Board of Directors with respect to environmental, health and safety matters affecting the Company.

Each year, the Company publishes a Social Responsibility Report which includes, among other things, a description of any areas for improvement identified by the Social Responsibility Committee or the Environmental Committee. The Social Responsibility Report is made available on the Company's web site and, for your convenience, we have enclosed a copy of the 2007 report as Exhibit B. We also note that the Company maintains web pages addressing social responsibility practices in connection with the Company's operations at http://www.oxy.com.

Based on the foregoing, the Company believes that the Proposal has been substantially implemented and, therefore, may be omitted pursuant to Rule 14a-8(i)(10).

Conclusion

Based on the foregoing, on behalf of the Company, we respectfully request that the Staff agree that it will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials for its 2009 Annual Meeting.

The Company expects to file its definitive Proxy Materials on or about March 17, 2009. Accordingly, we would appreciate receiving your response no later than March 9, 2009. In the event that the Staff is not inclined to respond favorably to this request, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of its Rule 14a-8 response. In such case, please contact the undersigned at (213) 687-5527 or, in his absence, Jonathan Friedman at (213) 687-5396.

Very truly yours,

Jonathan Ko

Jonathan Ko

Enclosures

cc: Linda Peterson -- Occidental Petroleum Corporation
Jonathan Friedman -- Skadden, Arps, Slate, Meagher & Flom LLP
Patrick Doherty -- Office of the Comptroller of New York City (w/Encls.)

Exhibit A

Shareholder Proposal

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

October 14, 2008

Mr. Donald P. de Brier
Executive Vice President, General Counsel and
Secretary
Occidental Petroleum Corporation
10889 Wilshire Blvd.
Los Angeles, CA 90024-4201

Dear Mr. de Brier:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Occidental Petroleum Corporation common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Enclosures
Occidental Petroleum - overseas ops. 2009

OCCIDENTAL PETROLEUM

WHEREAS, between 1971 and 2000 Occidental Petroleum conducted oil exploration operations in the Corrientes River region of the Peruvian Amazon, and

WHEREAS, during those years, the company:

- Dumped an estimated nine billion barrels of toxic wastewater in local rivers and streams (*The Independent*(UK), 5/4/07 "Oil Company Accused of Dumping Waste in Amazon")

- Stored wastes in unlined earthen pits, and
(Powers, Bill. *Occidental's Pollution Prevention Practices in Block 1AB Violated Industry Standards From Inception of Operations in 1975.* E-Tech International, 2006. p. 2)

WHEREAS, these toxic wastes contained heavy metals, including arsenic and lead, as well as petroleum hydrocarbons, which caused significant damage to the health of the indigenous Achuar people (Peruvian Ministry of Environmental Health study, *DIGESA Informe N° 995-2006/DEPA-APRHI/DIGESA*, May 2006.)

- Elevated lead levels have been found in nearly half of Achuar children tested. (*A Legacy of Harm.* April 2007. http://www.amazonwatch.org/amazon/PE/block1ab/a_legacy_of_harm.pdf, p. 31)

- Tests conducted by the Peruvian health ministry in 2005 found dangerous levels of cadmium in almost all indigenous people tested, and
(http://www.minsa.gob.pe/portalMinsa/destacados/archivos/242/RIO%20CORRIENTES.pdf)

WHEREAS, it has been reported that these toxic wastes have also seriously damaged the ecosystem of the region, threatening the livelihoods of the Achuar people who depend for their survival on hunting, fishing, and subsistence agriculture, and
(*Los Angeles Times* 3/29/08. "Oil and power in Latin America.")

WHEREAS, in 1984, the Peruvian government classified the area in which Occidental Petroleum operated as "one of the critical environmental zones most damaged in the country," and
(ONERN: *Inventario y evaluación de recursos naturales de la microregión Pastaza-Tigre (departamento de Loreto.* Lima, 1984.)

WHEREAS, organizations representing the indigenous population of the Corrientes region have accused Occidental Petroleum of violations of the Peruvian General Health Law (Law 26842) and the Peruvian General Water Law (Decree 17752), which prohibit

the dumping of waste that has the potential to contaminate water and/or endanger human health, and
(*A Legacy of Harm*,
http://www.amazonwatch.org/amazon/PE/block1ab/a_legacy_of_harm.pdf, p. 41)

WHEREAS, Occidental has been accused in a pending civil action brought by Achuar plaintiffs in 2007 of causing harm to the Achuar people by its negligient, reckless, and illegal environmental practices in Peru, and
(Tomas Maynas Carijano et al v. Occidental Petroleum Corporation et al, California Central District Court)

THEREFORE, be it resolved that shareholders request the Board of Directors to conduct a review of the company's policies and procedures that guide Occidental's assessment of host country laws and regulations in the company's overseas operations, with respect to their adequacy to protect the environment and the health and human rights of indigenous populations. Furthermore, be it resolved that a report on the results of this review shall be made available to shareholders by November, 2009. This report is to be prepared at reasonable expense and contain no proprietary or confidential information.

BNY MELLON
ASSET SERVICING

US Securities Services

October 14, 2008

To Whom It May Concern

Re: Occidental Petroleum Corp. CUSIP#: 674599105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 12, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 115,534 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

October 14, 2008

To Whom It May Concern

Re: Occidental Petroleum Corp. CUSIP#: 674599105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 12, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 395,042 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

October 14, 2008

To Whom It May Concern

Re: Occidental Petroleum Corp. CUSIP#: 674599105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 12, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 850,803 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

October 14, 2008

To Whom It May Concern

Re: Occidental Petroleum Corp. CUSIP#: 674599105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 12, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 942,169 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

October 14, 2008

To Whom It May Concern

Re: Occidental Petroleum Corp. CUSIP#: 674599105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 12, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 46,455 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

October 14, 2008

To Whom It May Concern

Re: Occidental Petroleum Corp. CUSIP#: 674599105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 12, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 115,534 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

October 14, 2008

To Whom It May Concern

Re: Occidental Petroleum Corp. CUSIP#: 674599105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 12, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 395,042 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

October 14, 2008

To Whom It May Concern

Re: Occidental Petroleum Corp. CUSIP#: 674599105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 12, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 850,803 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

October 14, 2008

To Whom It May Concern

Re: Occidental Petroleum Corp. CUSIP#: 674599105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 12, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 942,169 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

October 14, 2008

To Whom It May Concern

Re: Occidental Petroleum Corp. CUSIP#: 674599105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 12, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 46,455 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

Exhibit B

2007 Social Responsibility Report



Occidental Petroleum Corporation







Social Responsibility Report 2007

Oxy

Contents

Index to Reporting Guidance Indicators

The following tables identify where to find reported information that relates to sustainability reporting indicators published by the Global Reporting Initiative (GRI) and the American Petroleum Institute and International Petroleum Industry Environmental Conservation Association (API/IPIECA).

GRI Index

API/IPIECA Guidance on voluntary sustainability reporting

Cover: Oxy's THUMS in the Long Beach, California, harbor represents a model approach to operating in a sensitive urban area. Inset top: A group of Colombian women learning computer skills at Oxy-supported foundation El Alcaraván. Inset middle: Sasi Gopal (left) and Henry Paul at Oxy's offshore operations in Qatar. Inset bottom: A rig at Oxy's Piceance Basin operations in Colorado.

About this report

Guiding principles framework

In an effort to improve and expand upon our social responsibility reporting, Oxy adopted six reporting principles to guide structure and content.

Integration and Alignment
Demonstrate how social responsibility is embedded in our business practices.

Context
Present performance results in relation to broader social issues important to stakeholders.

Transparency
Provide clear, understandable, factual information.

Significance
Address important business issues, impacts and stakeholder questions.

Credibility
Offer supporting information and examples.

Address Stakeholder Expectations
Provide meaningful and valuable information to our stakeholders.

Occidental Petroleum Corporation's annual Social Responsibility Report focuses on social responsibility and health, environment and safety (HES) policies, objectives, performance and activities of the company and its subsidiaries (collectively, Oxy). This report provides updates from the 2006 Social Responsibility Report and information on new activities and programs throughout Oxy's worldwide operations during the 2007 calendar year. Rather than repeat information from prior reports, we have focused this report on developments during 2007. We encourage readers to refer to the Social Responsibility tab on Oxy's web site at www.oxy.com for more detailed information on these important topics and for links to the 2005 and 2006 reports.

Oxy believes that social responsibility reporting brings valuable attention to key issues and identifies opportunities for improvement. We seek to communicate Oxy's social responsibility initiatives and performance to a variety of stakeholders, including employees, contractors, investors, stockholders, partners, governments, customers, suppliers, neighbors and local communities.



Dr. Ray R. Irani
Chairman and
Chief Executive Officer

Social responsibility is intrinsic to sound business practice. It is a vital component of Oxy's continued success in helping to meet the world's energy needs and building stockholder value.

What social responsibility

We believe that a strong commitment to social responsibility is one of the hallmarks of leadership in our industry and a necessity for sustainable corporate growth.

As described in this report, we expanded the scope and depth of our corporate social responsibility programs in 2007, and continued to build positive, productive relationships with employees, contractors, investors, stockholders, partners, governments, customers, suppliers, neighbors and local communities.

Since 2006, we have pursued a unified approach that integrates social responsibility into our comprehensive HES management system. This consolidation enables us to apply defined social responsibility criteria throughout our worldwide operations, and ensures consistent standards for both HES and social responsibility performance as the

In 2007 we achieved several milestones in the companywide integration of our Human Rights Policy and its underlying principles, including the Universal Declaration of Human Rights.

Oxy is committed to providing a safe and healthy workplace, and in 2007 our worldwide safety performance continued to be exemplary.

means to Oxy

company grows. In 2007, we made significant progress in strengthening and furthering the integration of HES and social responsibility, and followed up on the commitments and programs introduced in last year's report.

Oxy is committed to providing a safe and healthy workplace, and in 2007 our worldwide safety performance continued to be exemplary. A key indicator of that achievement is our employee Injury and Illness Incidence Rate (IIR), which measures recordable injuries and illnesses per 100 full-time workers per year. Oxy's 2007 IIR of 0.5 is one-fourth that of the oil and gas extractive industry overall and places us ahead of such professions as legal services and dentists for employee safety. Having maintained an IIR of less than 1.0 for 12 consecutive years, Oxy ranks among the safest employers in the United States.

When a company succeeds in providing a safe and healthy workplace for its employees, the benefits accrue to neighboring communities and the environment as well. Oxy has a strong commitment to responsible environmental stewardship. Our experience shows that increased operational efficiency is the best means of managing impacts and otherwise protecting the environment. To that end, we are enhancing our maintenance and operating practices; using more energy-efficient equipment; and using highly efficient cogeneration facilities to supply power and steam for various oil and gas and chemical operations.

In 2007 we achieved several milestones in companywide integration of our Human Rights Policy and its underlying principles, including the widely endorsed Universal Declaration of Human Rights.

We provided human rights training to Oxy managers, security staff, contractors and new employees in our international operations, and conducted social impact assessments in new work locations outside the United States. Going forward, we will continue to institutionalize our Human Rights Policy as an integral aspect of Oxy's business practices.

Oxy took significant steps in 2007 to enhance our reporting on social responsibility initiatives and HES issues. The result is an improved, more comprehensive review of the programs and systems that help Oxy maintain its record as a successful company and a responsible corporate citizen. In the pages that follow, we outline the policies, principles and values that shape our approach to social responsibility, and we provide progress reports in a variety of areas, including HES, economic impact, labor practices, human rights and society.

At Oxy, social responsibility is not only good for business, it is everyone's business. Guided by our Code of Business Conduct, our Human Rights and HES policies and their underlying principles, we strive to maximize positive impact throughout our operations, while maintaining high ethical standards, providing a safe and healthy workplace, protecting the environment and respecting cultural norms and values. Our goal is to ensure that wherever Oxy conducts operations, we are the partner of choice, the employer of choice and the neighbor of choice.

Dr. Ray R. Irani
Chairman and Chief Executive Officer



This is Oxy

Oxy is committed to being an outstanding and responsible corporate citizen.

Abdul Qader Osman, production operator at Oxy Qatar.

At work around the world

United States
1. Elk Hills
2. Long Beach
3. Hugoton/ Piceance Basin
4. Permian Basin

Middle East/ North Africa
1. Libya
2. Yemen
3. Oman
4. United Arab Emirates
5. Qatar



Latin America
1. Colombia
2. Bolivia
3. Argentina

Map depicts Oxy's oil and gas operations

Occidental Petroleum Corporation (NYSE:OXY) is a leading international oil and gas exploration and production company, as well as a major North American chemical manufacturer. Oxy is the fourth-largest U.S. oil and gas company, based on market capitalization of more than $60 billion. With approximately 9,700 employees worldwide, Oxy engages in oil and gas exploration and production in three core regions: the United States, Middle East/North Africa and Latin America. OxyChem, a wholly owned subsidiary, manufactures and markets chlor-alkali products and vinyls and is the largest U.S. merchant marketer of caustic soda and chlorine.

In 2007, Oxy achieved record net income of $5.4 billion, compared with $4.2 billion for 2006. At year-end, total debt was $1.8 billion, a reduction of $1.1 billion from 2006. The company's 2007 return on equity was 26 percent.

Worldwide oil and gas production in 2007 averaged 570,000 barrels of oil equivalent (BOE) per day, an increase of 4.6 percent over the 545,000 BOE produced in 2006. Oxy's U.S. operations account for 63 percent of the company's total worldwide oil and gas production. Middle East operations account for 24 percent of the company's total production, and Latin America operations account for approximately 13 percent of total production.

Oxy is headquartered in Los Angeles, California. The company has been publicly traded on the New York Stock Exchange since 1964.

Governance


eleven
independent board members & CEO
dozens
of officers, vice presidents and general managers

Another perfect 10. Since 2004, Oxy's corporate governance has received the highest possible rating from GovernanceMetrics International (GMI).

Oxy promotes high ethical standards, institutional integrity and effective corporate governance in every facet of our enterprise. A number of policies and systems are in place to help ensure that business practices throughout the company are consistently effective, responsive and highly principled.

- The comprehensive **Code of Business Conduct** governs all business activities of the company. It reaffirms our commitment to high standards of ethical conduct and embodies Oxy's business ethics, policies and procedures.
- A formal **Human Rights Policy** was adopted in 2004. The policy sets forth Oxy's commitment to promoting, within its sphere of activity and influence, those rights and freedoms universally recognized in international as well as national law.
- **Corporate Governance Policies** cover the structure and operation of the Board of Directors, including director education; performance criteria; and succession planning.
- Comprehensive **Health, Environment and Safety Policies and Procedures** address public and occupational health and safety, industrial hygiene, environmental protection, security and management of process risk and other HES risks. For international operations, HES performance standards incorporate provisions of the Human Rights Policy.

We promote positive engagement with stakeholders in the communities where Oxy operates. Stakeholder engagement covers a wide range of activities, from discussion of potential project impacts, to interaction with civic organizations to address concerns about the environment or human rights. Environmental and social impact assessments are important foundations for early engagement, and town meetings, surveys and consultations help us understand local issues and expectations. Consistent with our Human Rights Policy, these assessments and consultations are a standard requirement for Oxy's international operations.

Oxy's governing body is a 12-member Board of Directors, of whom 11 are independent directors. Occidental Chairman and Chief Executive Officer Dr. Ray R. Irani is the sole employee member. The Board of Directors regularly reviews Oxy's governance to ensure stringent internal controls and exemplary business practices.


thousands
approximately 9,700 employees worldwide
millions
of stakeholders

The Board has a lead independent director and seven standing committees, five of which have entirely independent membership. These include the Audit Committee, which hires independent auditors to audit Oxy's consolidated financial statements, books, records and accounts; discusses the company's financial accounting and reporting principles and internal controls with auditors and management; and oversees the compliance program for the Code of Business Conduct.

The fully independent Corporate Governance, Nominating and Social Responsibility Committee is responsible for periodic review of Oxy's governance policies. This committee oversees the evaluation of the Board and management; reviews social responsibility policies, programs and practices; and, as part of that charge, oversees compliance with the Human Rights Policy.

Also composed entirely of independent directors are the Environmental, Health and Safety Committee, whose members review the HES performance of Oxy's operations, the results of internal compliance reviews and progress on remediation projects; the Executive Compensation and Human Resources Committee; and the Charitable Contributions Committee.

Stockholders, employees and others who wish to communicate with a director or a committee may do so by sending a letter or fax to his or her attention in care of Oxy's Corporate Secretary at the Los Angeles headquarters. In addition, avenues are available to stockholders who wish to submit proposals or introduce items of business at the Annual Meeting, or nominate individuals to serve on the Board of Directors.

As outlined in the Code of Business Conduct, Oxy employees may raise questions or concerns for consideration directly to their supervisors or management, or anonymously by calling the company's Compliance Line.

The Board's Executive Compensation and Human Resources Committee is the sole arbiter of the Chairman's compensation and also sets compensation for Oxy's senior executives. A strong emphasis on performance-based compensation is intended to encourage and reward actions by executives that drive long-term growth in stockholder value. Along with financial results, consideration is given to performance in such areas as governance and ethical conduct; health, environment and safety; and encouraging diversity. Oxy's proxy statement contains additional information on executive compensation.

Each non-employee director receives compensation in the form of an annual retainer and shares of restricted common stock—the latter to ensure that the directors' interests are aligned with those of the stockholders. Oxy does not provide option awards, non-equity incentive awards, deferred compensation or retirement plans for non-employee directors.

Nominated directors must meet several criteria in order to be considered for a seat on the Board. In addition, each independent director must meet independence criteria as defined by Oxy's Corporate Governance Policies. Qualities such as business experience, character, acumen and specialized knowledge or expertise that would be beneficial to the Board and Oxy are taken into consideration.

The Conflict of Interest Policy requires directors, officers and employees to avoid activities or business interests that could be construed as divergent from, or in competition with, Oxy's interests or the individuals' responsibilities at Oxy. Directors and executive officers must annually disclose any transactions between themselves or their immediate family members and the company.

The performance of individual directors, committees and the full Board of Directors is evaluated on the basis of established criteria. An annual assessment focuses on such factors as whether committees are functioning effectively and whether Board members represent the necessary diversity of skills, backgrounds and experience to meet the company's current needs.

Oxy is a member of numerous industry groups committed to promoting responsible business practices, including the American Petroleum Institute (API), American Chemistry Council (ACC), International Petroleum Industry Environmental Conservation Association (IPIECA), Voluntary Principles on Security and Human Rights (Voluntary Principles), Global Environmental Management Initiative (GEMI), Business Roundtable and Society of Governance Professionals and Corporate Secretaries.

What we stand for

over 25 years
Oxy implemented a formal HES system in the late 1970s

a commitment by leadership
senior management fosters a business culture that values HES success

individual responsibility
every employee is responsible for Oxy's HES performance

Dedicated to ensuring a safe and healthy workplace and responsible environmental stewardship worldwide

In the late 1970s, Oxy implemented a formal HES management system. Today, the system is embedded in Oxy's operations, dedicated to ensuring a safe and healthy workplace and responsible environmental stewardship worldwide.

Oxy's HES management system encourages individual responsibility, values quantifiable results and promotes communication about progress. Business segment managers and HES experts provide guidance, oversight and support to local operations in developing and implementing the management system. Our HES management system is centered on robust programs that have been put in place to maintain compliance with legal requirements, minimize environmental impacts and risks, meet objectives and facilitate sustained performance improvement.

From facility to the corporate level, system performance is routinely reviewed and verified with audits, evaluations and other quality assurance and quality control methods. While accountability for HES performance resides with local operating management, individual employees are responsible for following Oxy's established policies, procedures and all applicable laws and regulations. HES performance also is considered in the annual review and compensation of employees.

Oxy's HES management system incorporates the following elements:

LEADERSHIP Senior management is committed to implementing HES policy and procedures, and fostering a business culture that values the importance of HES success.

POLICY AND STRATEGIC OBJECTIVES Defining HES principles and strategies is key to achieving sustained improvement in HES performance.

ORGANIZATION, RESOURCES AND DOCUMENTATION Processes ensure human, financial and organizational resources are in place.

EVALUATION AND RISK MANAGEMENT Identifying and evaluating HES risks is vital to developing appropriate risk-management measures.

PLANNING Operational effectiveness rests on the integration of and planning for HES requirements.


Safety
Social
Responsibility
Environment
5. Implementation
Health

IMPLEMENTATION AND MONITORING HES performance is routinely tracked along with other business goals and objectives.

AUDITING AND REVIEWING Periodic assessment of HES systems and performance leads to program and performance improvements.

Oxy's wholly owned subsidiary, OxyChem, has tailored its HES management system to incorporate the elements of the ACC Responsible Care® initiative. The program is structured around a set of HES metrics, many of which are more stringent than the government requires. Among the Responsible Care requirements are: implementation of management systems that are verified by independent auditors; tracking performance through established HES measures; and extending best practices to business partners. OxyChem plants also regularly participate in community advisory panels to discuss HES improvements, performance and other information of interest.

As a regular practice in new projects, Oxy evaluates social impact concurrently with environmental impact assessments. This approach provides a comprehensive process to identify and address stakeholder concerns.

In 2006, Oxy's oil and gas segment created a Social Responsibility Standard that defines business unit requirements for stakeholder relations, social risk management and quality of social programs. The Social Responsibility Standard facilitates relationships with host communities and promotes Oxy's understanding of the communities' needs, concerns and connection with the company's operations.

In 2007, Oxy initiated the integration of its Social Responsibility Standard into the HES management system. Interdisciplinary teams were established to assess the social responsibility baseline of international oil and gas operations and identify areas for improvement.

Baseline assessments were completed in Oman and Colombia and initiated in Argentina and Libya. In Colombia, the baseline assessments examined current practices for addressing stakeholder concerns, managing local community programs and risk management. The assessments resulted in a plan with more than 90 action items designed to integrate social responsibility throughout Oxy Colombia, and adoption of new practices to ensure performance quality. In 2008, assessments will continue at the remaining international locations and extend to U.S. locations.

In addition, several HES performance standards were revised in 2007 to incorporate provisions of the Human Rights Policy and the underlying Voluntary Principles. The revised standards establish the requirements in regard to security risks, training, engagement of stakeholders and related matters.

Ensuring good communication

To prepare for potential emergency scenarios, OxyChem trains its emergency responders and conducts emergency exercises with local authorities to ensure good communication and incident management. Additionally, OxyChem participates in transportation community awareness and emergency response (TRANSCAER®) training, during which the company works collaboratively with the railroads to provide hazardous materials training to emergency responders along rail routes.

Principles in action



Technical Accounting Associate Salman Khan (left) and Assistant Controller-Accounting Policy Michael Helm review year-end financial data at Oxy's corporate headquarters.

At Occidental, social responsibility is one of our core values—a hallmark of good management and an indispensable part of our success.

Oxy is committed to upholding high standards of social responsibility throughout our worldwide operations. Guiding us in that effort are well-established corporate policies and principles, including our Code of Business Conduct, Human Rights Policy and HES Principles.

Oxy's comprehensive Code of Business Conduct is applicable to all employees, officers and directors of the company. It governs all corporate activities while reinforcing Oxy's commitment to scrupulous business ethics, policies and procedures. In many instances, the Code is more stringent than analogous laws and regulations.

The Code, which has been translated into Spanish and Arabic for use in our international operations, sets forth company policies requiring compliance with laws and regulations, such as those pertaining to equal opportunity, securities trading, and political contributions and lobbying activities. Other portions of the Code cover conflicts of interest, technology transfer, protecting company property, workplace practices, business relationships, human rights and HES.

Consistent with the company's policy on political contributions and lobbying activities, Oxy's Political Action Committee, OXYPAC, was organized to provide employees an avenue to participate in that arena. Funded entirely by employees' personal, voluntary contributions, OXYPAC is a bipartisan committee that contributes to qualified candidates and multicandidate committees who promote and protect the interests of our company, our employees and our stockholders. OXYPAC disclosure reports can be found on the Federal Election Commission web site at www.fec.gov.

Oxy established a Human Rights Policy in 2004. The foundation of our social responsibility program, it reinforces Oxy's commitment to human rights protection for employees, contractors and neighbors affected by our operations. The Policy acknowledges that "respect for and the promotion of human rights within the spheres of its activity are an integral part of Occidental's ethical standards."

Developed in consultation with the Interfaith Center on Corporate Responsibility, Oxy's Human Rights Policy is based upon the universally recognized rights and freedoms set forth in four external documents: the United Nations' Universal Declaration of Human Rights,



Social responsibility: from policy to results

the Voluntary Principles, the International Labour Organization's Declaration on Fundamental Principles and Rights at Work, and the Global Sullivan Principles of Social Responsibility.

Oxy's Human Rights Policy has four main pillars:

STAKEHOLDER DIALOGUE AND AWARENESS The Policy outlines Oxy's commitment to engage with its stakeholders and to be attentive to their concerns. Communicating with stakeholders helps the company gauge the effectiveness of its policies, operations and business practices.

RISKS AND OPPORTUNITIES ASSESSMENT The Policy requires that social impact assessments be conducted prior to the start of work in new locations. These assessments are to include evaluations of the potential social and economic impacts of Oxy's operations on local communities.

CONTRACTORS AND SUPPLIERS The Policy stipulates that Oxy "will demonstrate a preference for working with those contractors and suppliers who share Occidental's values." Like other stakeholders, Oxy's contractors and suppliers must meet the company's expectations with respect to training, compliance and other relevant matters.

TRAINING The Policy mandates human rights training for security employees and contractors. Oxy officers and managers are responsible for ensuring that all employees are familiar with the Human Rights Policy. In addition, Oxy requires contractors to provide human rights training for their own employees, as warranted.

Oxy's business unit managers are encouraged to take a leadership role in aligning the Human Rights Policy and social responsibility commitments with their particular needs, issues and challenges. For example, Oxy Colombia and Oxy Oman have adapted the HES, Human Rights and Social Responsibility Policies to address their respective requirements.

HES Principles

Oxy's HES Principles provide the foundation for all policies and procedures relating to health, environment and safety company-wide. They are:

- Protect the environment and the health and safety of people using design procedures, work practices and employee training
- Correct operating conditions that have a significant adverse HES impact
- Reduce waste generation and responsibly manage waste disposal
- Reduce pollutant releases to the environment
- Make efficient use of nonrenewable natural resources
- Use energy efficiently
- Provide information on the safe use and disposal of Oxy's products
- Maintain a dialogue with neighboring communities about HES concerns
- Keep Oxy's Board of Directors informed about HES issues
- Report annually on Oxy's HES performance

The Code of Business Conduct, Human Rights Policy and HES Principles are available at www.oxy.com.



Our record of performance

A group of Colombian women learning computer skills at Oxy-supported foundation El Alcaraván. Photo credit: Diego Amaral

Economic performance



Right: A rig at Oxy's Piceance Basin operations in Colorado. Middle: Ron Melnyk, field improvement manager, at Oxy Elk Hills in California. Far right: Adnan Al Lawati, operations manager at Oxy Oman.

Oxy's social responsibility practices help to bring about positive economic impacts while minimizing operating risks and lowering costs.

Each year, we invest in HES compliance and performance; we boost regional economies through hiring of local workers, purchasing from local suppliers and paying state and local taxes; and we strive to be a good neighbor by engaging in a variety of beneficial partnerships in our business locations. We believe these activities further Oxy's success and ultimately enhance stockholder value.

Environment

Our operations are subject to stringent national, state, provincial and local laws and regulations aimed at maintaining or improving environmental quality. Environmental expenditures related to current operations are factored into the overall business planning process.

Our costs associated with environmental compliance have increased over time, and our commitment to maintaining compliance and improving HES performance means that significant expenditures will continue.

In keeping with our business imperative to be an efficient, low-cost producer, we continually endeavor to enhance the efficiency of our operations. This is consistent with Oxy's long-standing policy of seeking continuous improvement in resource recovery and conservation, pollution prevention and energy efficiency efforts.

Hiring

Oxy's success in diverse cultural environments has helped to create a prosperous business model that encourages local economies to thrive. Our global work force is a key element in that success. We have an ongoing commitment to hire national employees in the various countries where we do business, and to train them in all operational and professional disciplines. This contributes to our operating efficiencies while expanding the overall technical and management expertise of our work force in emerging economies.

Economic performance

$80 million
OxyChem purchases of goods and services in Louisiana in 2007

97 percent
purchases in Argentina from national suppliers

$206 million
total purchases from local suppliers in Qatar

In Oman, for example, we maintain a strong commitment to "Omanization," which aims to place Omani citizens in jobs at all levels, from executive management to entry-level positions. Since many of these jobs are technical and require specialized training, Oxy launched the Omani Technical Training Program (OTTP), in which Omanis with a high school diploma receive intensive technical training as preparation for jobs with Oxy. Approximately 160 trainees have enrolled to date, including 27 secondary school graduates from Mukhaizna, an area where Oxy is involved in a significant expansion effort. Currently, an average of 60 trainees per year are projected to participate in the OTTP or a similar program through 2012.

Purchasing from local suppliers

By extensively utilizing local suppliers, Oxy injects millions of dollars into regional economies each year.

For example, in Argentina, where a supplier certification process measures legal, financial and HES risk and ensures acceptance of Oxy's standards and policies, 25 percent of Oxy's purchases are from suppliers in areas close to our operations. Fully 97 percent of our purchases in Argentina come from national suppliers.

In Colombia, a new social responsibility clause in contracts for services encourages Oxy Colombia's contractors to buy goods and services within the zone of influence of its activities. Our purchases from suppliers in Arauca, near the Caño Limón oil field, have more than tripled since 2005, to 6.5 percent.

Approximately 47 percent of suppliers to Oxy Oman are local and account for 56 percent of Oxy Oman's total purchases.

In Qatar, Oxy uses 246 local suppliers, with total spending of $206 million in 2007.


CLONES



Left: El Alcaraván employee displays plantains harvested by local farmers participating in the foundation's agricultural programs in Arauca, Colombia.

Below: A cattle ranch adjacent to Oxy's Argentina operations.

Below right: Oxy's low-profile pumping unit in Kansas is designed to accommodate field watering systems.

Oxy purchasing also contributes to regional economies in the U.S. For example, in Louisiana alone, OxyChem purchased $80 million in goods and services from local vendors in 2007, up from $73 million in 2006.

Taxes

In 2006, Oxy paid more than $1.2 billion in federal taxes. In California, Texas and New Mexico, Oxy paid over $450 million in state and local taxes, making Oxy one of the largest taxpayers in many of the counties where we operate.

Other partnerships

Over the past three years, Oxy Permian has made a significant difference in the Permian Basin communities of southwest Texas and southeast New Mexico through company donations, partnerships with local organizations and employee volunteer efforts on behalf of a variety of important causes.

In 2006, for example, Oxy donated four tracts of land to the city of Odessa, Texas, so that the city and the Odessa Affordable Housing organization could create a housing development that would benefit approximately 30 families. Today, these families are living in their new homes on the land that Oxy provided.

Agricultural field schools bring Arauca farmers together

Agriculture and stock-breeding are important industries in Arauca, Colombia. Oxy Colombia-supported foundation El Alcaraván, together with the national oil company Ecopetrol, the local Arauca government and nongovernmental organizations (NGOs), has launched a series of programs to promote sustainable development and self-sufficiency in the region. In 2007, 49 agricultural field schools were created to provide a forum where local farmers can exchange ideas and new techniques. More than 1,500 producers have participated in the schools to date.

Training the next generation of engineers

To address future employment needs of the energy industry in Kern County, California, Taft College is collaborating with Oxy and other industry and government organizations to develop a training program for technical support positions. In addition to an oil-and-gas-focused curriculum, the program will cover writing, math and key topics such as workplace ethics. Thanks to the industry-specific subject matter, graduates will be prepared for immediate job placement. Oxy is the lead contributor to the program, in which instruction will begin in 2008.

Environmental performance

50 percent
improvement in energy use since 1996

Wildlife Habitat Council
Oxy's partner in habitat protection, restoration and enhancement

8 sites
Oxy sites currently certified by the Wildlife Habitat Council

Oxy is committed to operating in an environmentally sound and sensitive manner throughout the company's global operations.

We gauge our efforts to pursue responsible stewardship of the environment using a number of key measures, several of which are discussed below.

Energy use

Oxy evaluates energy use via an index that employs revenue and production as normalizing factors. The index illustrates a more-than-50-percent improvement since 1996. To achieve this performance, the company is operating several highly efficient cogeneration facilities to supply power and steam for Oxy oil and gas and chemical operations; implementing improved maintenance and operating practices; installing energy-efficient equipment; electrifying well field operations that formerly utilized gas or diesel engines; using solar-powered lighting in remote areas; and seeking opportunities to capture and sell natural gas that would otherwise be flared or vented.

For the last two years, Oxy's oil and gas operations reported a less-than-2-percent increase in energy consumption on a per-barrel basis. This is especially significant given that the energy demand per barrel of oil produced generally increases over time, as more intensive production procedures are required to recover oil and gas from existing fields. OxyChem also has managed its energy use with investments in energy conservation and cogeneration projects.

Biodiversity

Oxy is a member of the Wildlife Habitat Council (WHC), a nonprofit organization that helps landowners manage their property in an ecologically sensitive manner for the benefit of wildlife. WHC's Corporate Wildlife Habitat Certification/International Accreditation Program recognizes commendable wildlife habitat management and environmental education programs at individual company-owned properties. These programs focus on habitat protection, restoration, enhancement or creation, and the management of individual species.

Eight Oxy sites currently maintain WHC-certified wildlife habitat and conservation education programs—at oil and gas production locations, chemical manufacturing plants and properties undergoing clean-up actions.



Wildlife graze in the Permian Basin in southeast New Mexico.

Greenhouse gas emissions

Oxy's Board of Directors understands the importance of the issue of climate change. Oxy's long-standing policy is to seek continuous improvement in resource recovery, conservation, pollution prevention and energy efficiency. Our efforts to reduce greenhouse gas (GHG) emissions are consistent with the company's imperative to be an efficient, low-cost producer of oil and gas and chemicals.

Oxy recognizes there are many potential challenges and opportunities presented by climate change. We are engaged in developing GHG emission estimates, evaluating proposed regulations and assessing carbon credit trading markets and voluntary climate change activities, and we discuss these matters with stakeholders and the public. In our oil and gas business, we are pursuing various initiatives to bring natural gas—a clean-burning fossil fuel with very low GHG emissions relative to other fossil fuels—to market rather than flaring or emitting it to the atmosphere. OxyChem's operations make extensive use of natural gas as an energy source.

Some recently adopted state laws call for GHG emissions inventories and eventual reductions. Where appropriate, Oxy is engaged in the process as detailed rules are developed. For example, following adoption of the California Global Warming Solutions Act of 2006, Oxy was the first upstream oil and gas producer in the state to join the voluntary California Climate Action Registry, committing to track and publicly report our estimated GHG emissions. Oxy has obtained certification from third-party experts for its GHG emissions estimates associated with these operations.

Energy use index

Base year 1996 = 1.0



1996 1.00
1997 0.76
1998 0.76
1999 0.72
2000 0.57
2001 0.55
2002 0.70
2003 0.71
2004 0.60
2005 0.50
2006 0.47
2007 0.48

Estimated GHG emissions (equity share basis)

Million metric tons CO_2 equivalents

• Indirect • Direct



2003 4.7 8.2
2004 5.0 8.1
2005 5.2 8.5
2006 6.0 9.7
2007 5.8 10.0

Environmental performance

first to join

Oxy was the first upstream oil and gas producer in the state to join the voluntary California Climate Action Registry

12 billion cubic feet

reduced methane emissions from 1990 through 2006

EPA's Natural Gas STAR program

supports Oxy's commitment to reduce GHG emissions



Far left: A bobcat kitten makes its home on Oxy's Elk Hills, California, property. Middle: A rig operating in the San Jorge Basin near Coleta Olivia, Argentina. Left: Chad McNeely, Oxy Permian facility engineer, adjusts field equipment in Denver City, Texas.

Oxy is an industry leader in carbon dioxide (CO_2) injection for enhanced oil recovery. This process is viewed by the Intergovernmental Panel on Climate Change as a primary avenue by which widespread sequestering of man-made CO_2 could occur. The company actively supports the development of policies that create incentives to capture and store GHG emissions.

GHG emissions from our oil and gas, chemical and other operations are estimated using the Greenhouse Gas Protocol developed by the World Business Council for Sustainable Development and the World Resources Institute, supplemented by more detailed, business-specific protocols prepared by the ACC and API. Carbon dioxide is the predominant component of Oxy's GHG emissions, and the remainder is methane. For Oxy, emissions of other GHGs listed in the Greenhouse Gas Protocol, including nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulfur hexafluoride, are insignificant. We adjust all GHG compounds to CO_2 equivalents based on their reported global-warming potential.

We estimate that Oxy's share of direct emissions from facilities we operated in 2007 was approximately 10 million metric tons of CO_2 equivalents. Our share of indirect emissions (those associated with electricity purchased from off-site suppliers) for facilities we operated is estimated at 5.8 million metric tons of CO_2 equivalents.

The GHG emissions estimates are based on Oxy's share of ownership in the facilities we operate, and where we serve as the operator even if Oxy does not own the facility. We exclude emissions from natural-gas flaring where that practice is required by contracts with certain state-owned oil companies. Estimates do not adjust for terms of complex Production Sharing Contracts, and do not include emissions from nonoperated assets or from the use of Oxy's products.

Compared to 2006 values, Oxy's 2007 emissions estimates reflect a 3.6-percent increase in direct emissions and a 3.6-percent decrease in indirect emissions. The net result is a slight increase in total equity emissions in the face of a 4.6-percent increase in production. If the basis reflected 100 percent of emissions from facilities Oxy operates, without adjusting for ownership share, the estimate of direct plus indirect GHG emissions would increase by 3.6 million metric tons of CO_2 equivalents.

Oxy's ongoing efforts to capture methane emissions under the Environmental Protection Agency's (EPA) Natural Gas STAR Program have helped keep our rate of growth in estimated GHG emissions below that of our oil and gas production. The Natural Gas STAR Program is a voluntary, nonregulatory partnership between the EPA and the U.S. oil and gas industry to evaluate, implement and report cost-effective technologies and practices to reduce methane emissions from oil and gas operations. Oxy has implemented a broad spectrum of projects that have reduced cumulative estimated methane emissions by more than 12 billion cubic feet from 1990 through 2006.

The principal trade associations in which Oxy is a member — the API and the ACC — have developed voluntary climate change programs that complement the U.S. government's Climate VISION program, which aims to achieve a GHG emissions-reduction goal of 18 percent per unit of U.S. gross domestic product during the 10-year period ending in 2012. Oxy is participating in these efforts. The company also has responded to inquiries by the Carbon Disclosure Project (www.cdproject.net), a consortium of institutional investors that surveys the world's largest companies on this topic.



A rig at Oxy's Piceance Basin operations in Colorado.

Releases, transfers and waste reduction

Oxy's HES Principles call for a continued effort to reduce waste and conserve resources. In the global oil and gas and chemical industries, acquisitions frequently present a challenge because of the complex nature of multiple HES laws, regulations and practices. To address these requirements, Oxy's practice is to integrate newly acquired assets into Oxy's HES management system as promptly and effectively as possible. This is achieved through a combination of management focus, training and education of employees, HES capital projects, improvements in operating and maintenance procedures, and enhanced auditing and inspection. This integration can take considerable time, effort and expense for acquisitions involving significant assets and operations or particularly complex issues.

Waste generation reflects ongoing production operations and environmental remediation at Oxy facilities. As a result of OxyChem's acquisition of two chemical plants in June 2005 and permitted off-site disposal during the refurbishing of a recycling unit at another plant in 2006, OxyChem's waste generation has increased since 2004. Since 2000, OxyChem has achieved a 44-percent decrease in total waste generation—to a point equivalent to less than 0.75 percent of manufacturing production. This performance is attributable to a resource conservation and waste minimization program that involves significant engineering effort and often yields improved manufacturing processes and enhanced operating and maintenance procedures.

For certain wastes and other materials, OxyChem submits Toxics Release Inventory (TRI) data to the EPA. For 2006 (the most recent report year), total reportable releases and transfers to permitted off-site facilities for destruction or disposal amounted

Waste generation from OxyChem operations

Thousands of tons (data excludes wastewater)

• Nonhazardous • Hazardous



	Nonhazardous	Hazardous
2000	161	55
2001	142	51
2002	62	46
2003	55	51
2004	54	43
2005	66	45
2006	56	64

OxyChem TRI releases and transfers

Millions of pounds

• Total Releases • Transfers

• Material sent off-site during refurbishing of recycling unit



	Total Releases	Transfers
2000	1.9	10.8
2001	2.2	7.5
2002	1.9	4.1
2003	2.3	4.1
2004	1.8	4.4
2005	2.4	5.8
2006	2.7	12.0

Environmental performance





Above: Drilling offshore Qatar. Far left: Birds over a pond adjacent to Oxy Oman's Safah Field. Middle: A roadrunner makes its home in Elk Hills, California. Left: Wildlife near Oxy's operations in Argentina. Right: A rig at Oxy's Elk Hills operation in California.

to 14.7 million pounds. Due to the acquisition of two chemical plants in June 2005, one of which disposes of waste on-site using permitted deep well injection, the amount of OxyChem's TRI releases has increased since 2004. However, OxyChem's total releases relative to manufacturing production remained low at approximately 0.05 percent in 2006. Seventy-five percent of OxyChem's transfers to permitted off-site facilities in 2006 occurred during the refurbishing of a recycling unit. Reportable transfers of TRI chemicals to off-site facilities are typically incinerated, treated, recycled or burned for energy recovery.

OxyChem recently completed several projects to recover or conserve resources, raw materials or products, or to reduce emissions. Notable among these is a series of plant improvements that have yielded a more-than-30-percent reduction in nitrogen oxide and sulfur dioxide emissions. OxyChem also is working to fulfill a 2006 public commitment to eliminate the use of mercury cell technology for chlor-alkali manufacturing in its North American operations in 2008.

Crude oil and produced water releases

The quantity of crude oil and produced water released by Oxy's operations declined in 2007 compared to 2006. Approximately 40 percent of the crude oil events of 2007 resulted in a release of 10 barrels or less. Of the produced water events in 2007, half resulted in a release of 10 barrels or less.

Recently acquired assets, including the international operations of Vintage Petroleum, accounted for over 75 percent of the volume of crude oil released in 2006 and 2007, and more than half of the produced water released during those two years. Preventing releases of crude oil and produced water is an important priority. Oxy is taking aggressive measures at newly acquired assets to reduce such releases and minimize their impacts. We invest in technology to detect and prevent pipeline corrosion, make extensive use of secondary containment, reuse or reinject produced water where feasible, train operators on release prevention and response, and frequently audit and inspect operations. These measures have enhanced the HES performance of recently acquired assets, and we expect these assets will continue to improve their performance as rapidly as possible.

Citations and penalties paid

Oxy's operations are governed by hundreds of thousands of HES-related legal and permit requirements. In addition, our businesses endeavor to achieve a worldwide standard of care by providing the same degree of protection to employees, contractors, the public and the environment — often more stringent than legal requirements — regardless of location.

Government agency citation and penalty data reflect the level and focus of enforcement activity, which varies from year to year. Citations, which are tracked by Oxy worldwide, include notices of violation, administrative orders, consent orders or agreements, and civil actions or court orders. While not serving as a primary indicator of a company's HES performance, agency priorities can highlight additional opportunities to strengthen HES programs.

As with certain other metrics, recently acquired assets account for a disproportionate share of HES citations and penalties. Over 21 percent of the 2006 citations received and penalties paid arose from recently acquired assets. Similarly, over 40 percent of the 2007 HES citations and over 95 percent of the penalties paid arose from such assets. We believe the total number of citations is very low for a company of Oxy's size and breadth of operations, and reflects a sustained high level of compliance performance. Penalties paid by Oxy in 2007 were small compared to those paid by other large industrial companies.



Recognition

HABITAT CONSERVATION Oxy Elk Hills, working closely with the U.S. Fish and Wildlife Service and the California Department of Fish and Game, was recognized by the Wildlife Habitat Council for the ongoing development and implementation of projects for threatened and endangered species. At left, Elk Hills environmental consultant Bill Dixon receives the WHC Commemoration.



CLIMATE ACTION LEADER The California Climate Action Registry granted Oxy Elk Hills the status of Climate Action Leader upon submission of its 2005 and 2006 certified GHG inventory.

CALIFORNIA DEPARTMENT OF CONSERVATION Oxy was recognized for outstanding field lease and facility maintenance programs by the California Department of Conservation, Division of Oil, Gas and Geothermal Resources, for its Section 31S lease at the Elk Hills oil and gas operation, and on the Wetmore and Fano leases near Bakersfield.

PRAIRIE WETLAND CONSERVATION The Prairie Wetland Conservation Area at OxyChem's Wichita plant was selected as a *Signature of Sustainability*, which recognizes locations where the habitat program demonstrates the very highest standards established by the Wildlife Habitat Council.

Crude oil and produced water releases

Net barrels released per million barrels of oil equivalent

• Crude Oil • Produced Water ** Reflects recently acquired assets


2000 4.8 1.4
2001 6.3 33.1
2002 6.4 4.9
2003 20.1 3.3
2004 3.3 4.1
2005 6.3 5.3
2006 33.4 30.9
2007 31.4 17.3

Citations

Number of occurrences

** Reflects recently acquired assets


2000 30
2001 39
2002 31
2003 52
2004 41
2005 36
2006 61
2007 71

Penalties paid*

Thousands of dollars

** Reflects recently acquired assets


2000 67
2001 152
2002 314
2003 324
2004 128
2005 188
2006 584
2007 179

*Through 2007, reported by year in which notice was received.

Social performance

Labor practices

24 percent

representation of women in Oxy's corporate headquarters and domestic oil and gas segment, exceeding the industry average

safety excellence

Oxy's safety performance is nine times better than that of the average U.S. company

16 years

average length of service of Oxy U.S. employees

As our business has expanded around the world, Oxy has attracted new employees of exceptional talent.

Oxy's technical know-how and management expertise combine with local skills and knowledge to bring a broad world perspective to the corporate culture and enhance value for our partners, employees and stockholders. Attracting, developing and retaining talented individuals is central to the sustainability of our business, and Oxy continues to promote a diverse workplace where employees have numerous opportunities for training and professional growth.

Employment data

At the end of 2007, Oxy employed approximately 9,700 people, including 6,600 located in the U.S. Of the total work force, approximately 5,200 people are in oil and gas operations and 3,100 people in chemical operations. An additional 1,400 people are employed in administrative and headquarters functions.

Oxy has comprehensive programs to hire and train national employees in the countries where we operate. Moreover, Oxy assigns these employees to positions throughout our worldwide operations as part of our comprehensive career development process.

Oxy is committed to providing a workplace that respects the rights to freedom of association and collective bargaining. Approximately 800 U.S.-based employees and 150 foreign-based employees are represented by labor unions.

Oxy employees in the U.S. have an average length of service of 16 years. This strong retention rate reflects our employees' long-term satisfaction.

The oil and gas and chemical industries face the significant challenge of replacing a generation of employees who are nearing retirement, and Oxy is no exception. Oxy is focused on attracting professionals new to the industry to join the company on fast development paths.

Notably, representation of women in Oxy's corporate headquarters and domestic oil and gas segment is 24 percent, which exceeds the oil and gas industry average of 22 percent as reported by *World Oil* magazine in 2006. Reflecting broader societal trends, Oxy's gender diversity is also improving as the work force changes. In 2007, 29 percent of petrotech



Sabu Kumaran, production operator at Oxy Qatar's offshore operations.

Percentage of local employees

Within Oxy's oil and gas international operations


Expatriates 12.9%
Local employees 87.1%

Supervisory positions worldwide

Within Oxy's international oil and gas and chemical operations


U.S. employees 150
Non-U.S. employees 588

Of 738 supervisory positions in Oxy's international oil and gas and chemical operations, 588, or about 80 percent, of these positions are held by non-U.S. employees.

Average age of employees

Within Oxy's U.S. oil and gas operations


2004 49.3
2005 48.5
2006 46.4
2007 45.3

employees aged 25-30 were women. Ethnic diversity in the workplace also is valued at Oxy: among U.S. employees, minorities represented 23 percent of the total in 2007.

A workplace free from discrimination, hostility and harassment

Any hostility toward or harassment of any employee based on age, color, gender, sexual orientation, national origin, religion or any racial, ethnic or other personal characteristic is a violation of Oxy's policies. Oxy is an Equal Opportunity Employer.

Safe and healthy workplace

Oxy consistently ranks among the safest companies in the U.S.; for 12 consecutive years, the employee IIR has been less than 1.0. In 2007, Oxy's employee IIR of 0.5 was virtually identical to the prior year's performance. According to the most recently published (2006) industry data from the U.S. Bureau of Labor Statistics (BLS), Oxy's safety performance is about nine times better than that of the average U.S. company.

Oxy also is one of the top safety performers in its industry. The most recent data available from API indicate that the average IIR for all U.S. exploration and production company employees is 0.62, while the average for ACC peer companies is 1.12.

Our focus on minimizing the risk of injury to employees also has reduced the number of severe injuries. Oxy's worldwide Lost Time Case Rate, which represents the annual number of cases per 100 workers that resulted in an employee being unable to return to work or perform normal duties the day after an occupational injury or illness, is just 0.33—significantly lower than the rate of 2.3 for U.S. industry overall, based on the most recent BLS data.

Oxy's business segments rely on service contractors for specialized or short-term work. HES performance is an important factor in the selection of contractors. We monitor our contractors' performance during the contract period, requiring notification of all injuries, along with plans to prevent recurrence.

Contractors working full-time for Oxy perform better than those doing similar work for other companies. Oxy's 2007 consolidated worldwide full-time contractor IIR was 1.06, reflecting a 40-percent improvement over the past 10 years. Based on 2006 BLS data, Oxy's contractor results were more than five times better than the average for the U.S. construction industry.

Oxy is committed not only to our employees' well-being, but that of their families and surrounding communities as well.

Social performance

Labor practices





Above: Ali Al-Khalifa (left) and Derek Morton view computer data at Oxy Qatar's office. Far Left: Technicians at Oxy's Libya operations. Left: Field technicians at Oxy's Mukhaizna Field in Oman.

Oxy's Employee Assistance Program (EAP) offers confidential counseling services to employees, retirees and their dependents at no cost. The services include assessment, treatment, referral and crisis intervention.

Some Oxy business units, including Oman and Colombia, work with community nurses and physicians who provide instruction on topics such as water treatment, food safety and preventing illness.

Training

Many opportunities are available to further employees' professional growth and development at all stages of their Oxy career. For example:

- Oxy employees have access to over 60 online professional development courses in multiple languages. In 2007, more than 700 employees took advantage of these courses.
- The Managing My Career workshop, launched in 2007, provides employees with the tools to implement the best career decisions for themselves and the company.
- A recently launched web site for new employees provides a company overview and essential information. Other on-boarding programs include orientations and lunches at which new employees can meet company leaders, colleagues and fellow recruits.
- The OxyChem Educational Assistance program enables employees to build their skills and knowledge. In early 2008, 42 employees were active participants, enrolled in a variety of degree programs.

The international assets have comprehensive training programs geared to meeting the unique challenges faced by their respective business units. The subject matter ranges from language instruction to HES skills. In 2007, Oxy Oman provided approximately 25 hours of training per employee, Oxy Colombia 30 hours per employee, Oxy Argentina 23 hours per employee and Oxy Yemen 20 hours per employee.

In Libya, professional training is part of Oxy's contractual arrangements with the National Oil Company and host government. Oxy Libya exceeded its 2007 employee training commitment of 20,800 hours by 240 percent. In addition, Oxy provides members of local communities with skills training, including computer and English skills. In 2007, Oxy exceeded its target for this training by 408 percent.

A variety of programs promote leadership development at all levels of the company. For example, OxyChem develops new leaders through the Leadership Essentials program, attended by more than 220 people since it began in 2007.

Technical training

Oxy's global technical training program emphasizes the development and ongoing enhancement of critical work force competencies. The training takes a variety of forms, from formal classroom instruction to distance learning, on-the-job experience and job rotations. Oxy's technical training includes:

- Oil & Gas Engineering Development Program. By the close of 2007, more than 120 U.S.-based engineers were benefiting from this program, which centers on early project accountability, mentoring, training and job rotations.



Stephanie Brooks, customer service supervisor at OxyChem's headquarters in Dallas.

Injury and illness incidence rates for selected industries

Incidents per 100 workers

(Source: U.S. Bureau of Labor Statistics – 2006)



Stockbrokers 0.2
Insurance agents and brokers 0.4
Oxy (year 2007) 0.5
Legal services 0.6
Oil & gas extraction 2.0
Mgmt. of companies & enterprises 2.1
Basic chemicals 2.1
Dentists 2.4
Paper mills 3.8
All industries 4.4
Coal mining 4.8
Construction 5.9
Grocery stores 6.2
Saw mills 7.3
Meat processing 9.8
Airlines 10.6
Motor vehicle manufacturing 11.4
Steel foundries 12.1

Employee injury and illness incidence rate and lost time case rate

Incidents or cases per 100 workers

• Lost Time • IIR



2000 0.35 0.83
2001 0.33 0.69
2002 0.43 0.62
2003 0.26 0.68
2004 0.22 0.34
2005 0.25 0.47
2006 0.26 0.47
2007 0.33 0.50

Contractor injury and illness incidence rate

Incidents per 100 workers



2000 1.67
2001 1.28
2002 1.15
2003 1.55
2004 1.09
2005 1.18
2006 1.24
2007 1.06

Expansion of OxyWellness

Oxy launched OxyWellness in 2006 after voluntary health assessments and screenings indicated that employees would take advantage of a health improvement and wellness program. OxyWellness expanded in 2007 with increased educational resources and health improvement campaigns. Walk This Way, based on the 10,000 Steps a Day initiative implemented by the President's Council on Physical Fitness, encourages employees and spouses to walk at least 150,000 steps per month. In the first month, there were more than 2,000 registered participants.

Star Status

Eighteen OxyChem facilities, including the OxyChem headquarters in Dallas, have achieved Star Status under the U.S. Occupational Safety and Health Administration's (OSHA) Voluntary Protection Program as being among the safest work sites in the U.S. The Star designation is the highest recognition for excellence in safety and health given by OSHA. Nationwide, fewer than 2,000 of approximately 6 million work sites have attained OSHA Star status.



Right: Stephen T. Small, plant management team leader for Oxy Permian Services in Denver City, Texas.



Far left: Oxy's Visualization Center in Houston, Texas, features 3-D technology for scientific collaboration. Middle: Sasi Gopal (left) and Henry Paul at Oxy's offshore operations in Qatar. Left: Alya Al Maimani, team leader for Oxy Oman.

- Oil & Gas Geoscience Functional Training. In 2007, this program focused on characterizing and predicting reservoir quality in Oxy's oil and gas fields around the world.
- OxyChem Plant Technician Training Program. OxyChem has developed a training program for each of the manufacturing processes and technologies used in its plants. A typical operator in one of OxyChem's major plants receives an average of 85 hours of training per year.

Attracting talent

Several programs support Oxy's ongoing effort to attract top professional talent. These include:

PetroTech Intern Program. More than 100 college students participated in this program in 2007. Participants receive broad exposure to the upstream oil and gas business by managing a challenging project, supplemented by skills training and field trips to operating locations. Since 2000, more than 80 former interns have joined Oxy on a full-time basis.

OxyChem College Relations Program. Reinstated in 2006, this program engages Oxy in recruiting activities at institutions of higher education, to identify engineering talent for careers at OxyChem.

Job preparation in Oman

To address a shortage of experienced workers, Oxy Oman launched several training and recruiting programs, from vocational training for assistant operators and technicians to internships for students. Graduates of the vocational training will have the opportunity to apply for open positions with Oxy or other oil companies. Students in the summer internship program receive training and exposure to the petroleum industry; assigned mentors offer guidance and evaluate the students' potential for long-term positions at the company.

Training on the move

Traversing work sites throughout the 14,000-acre Caño Limón Field, Oxy Colombia's mobile classroom brings HES and social responsibility topics to employees and contractors, utilizing troubadours and other performers to provide an engaging educational tool for ongoing training. Designed in collaboration with Universidad del Rosario, the program seamlessly integrates into the workday, with 20-minute presentations during shift changes or the daily safety talks. Employees have credited the new, innovative methods with helping them to learn key HES topics.

Social performance

Human rights

5 years

Oxy has been a member of the Voluntary Principles since 2003

approximately 5,000

Oxy employees and contractors who received human rights training between 2005 and 2007

stakeholder engagement

Oxy engages with local stakeholders prior to the start of work in new locations

Oxy has a long-standing commitment to maintain high ethical standards, follow the law and respect cultural values as a good neighbor, business partner and employer.

The spirit of that commitment is embodied in our Human Rights Policy. Responsibility for implementing the policy falls within each Oxy business unit, and the Corporate Governance, Nominating and Social Responsibility Committee of Oxy's Board of Directors monitors compliance.

Since 2003, Oxy has been an active member of the Voluntary Principles, which guide companies in balancing the need for safety and security while respecting human rights and fundamental freedoms. In embracing this set of voluntary guidelines, Oxy joined with 17 other petroleum and mining companies; the governments of the United States, United Kingdom (UK), Netherlands and Norway; and nongovernmental human rights organizations such as Human Rights Watch, International Alert, Amnesty International and Oxfam International.

In 2007, Oxy continued to promote companywide integration of the Human Rights Policy and its underlying principles. Significant progress was made in institutionalizing the Voluntary Principles into our training programs and management systems, and in building on our long-standing commitment to respect and promote human rights and address stakeholder concerns. Oxy also initiated activities to advance the long-term sustainability of these efforts by engaging with NGOs committed to the Voluntary Principles.

In Colombia, for example, Oxy adopted a set of performance indicators on a trial basis in 2007. The indicators were developed under a cooperation agreement of the signatory companies working in Colombia, and two NGOs—Fundación Ideas Para La Paz and International Alert—with the support of the UK government. Oxy also has been actively engaged in the initiative led by the Colombian government to promote the Voluntary Principles within the country's extractive sector. We are participating in that effort as a member of the Petroleum and Mining Committee on Human Rights, convened and chaired by Colombia's Vice President.

Between 2005 and 2007, more than 2,300 Oxy employees and 2,600 contractors received human rights training, including nearly all employees at the operations in Argentina, Colombia, Chile, Oman, Libya and Bolivia. The training sessions covered human rights



Through Oxy Colombia-supported foundation El Acaraván, local farmers exchange ideas to increase yield.

Argentina launches Nuestro Lugar

In early 2007, Oxy began designing a social responsibility plan for its area of operations in the north Santa Cruz province in Argentina. An assessment and risk/opportunity analysis identified the local youth population as a group at risk due to growing problems of violence and substance abuse. To address the need for an education-based community gathering place, Oxy Argentina launched Nuestro Lugar (Our Place) community center in Pico Truncado located in Santa Cruz. Working with nonprofit organizations, Nuestro Lugar offers instructional, social and community-building programs, ranging from fine and graphic arts to the importance of natural resources. A series of workshops and seminars was designed to encourage local youth to build self-esteem and develop their art skills. Nuestro Lugar also gives Oxy Argentina employees an opportunity to be involved by participating in activities at the center.

Colombia campaign for safety

In 2006, Oxy Colombia and the national oil company Ecopetrol conducted assessments in the community neighboring La Cira Infantas Field to address key social issues in accordance with Oxy's Human Rights Policy. Local households were found to be using unsafe and illegal connections to active and abandoned oil wells in order to obtain cooking fuels. Oxy Colombia and Ecopetrol launched an education campaign to promote safety. Joined by the local government and other organizations, they started a community-operated propane distribution service, eliminating the illegal connections.



Amed Al Malki (left), HES specialist, and Jaffar Al Nadabi, HES support, at Oxy Oman's Muscat office.

Human rights training of employees

Total number of employees trained



2004 660
2005 1,100
2006 2,000
2007 2,302

Below: Oxy meets with members of a local community in Libya to provide information on project activities and address topics ranging from safety procedures and positive economic impacts to staffing and training.



case studies, best practices and social responsibility issues, as well as Oxy's commitments to stakeholders, risk identification and local culture and issues. Some groups, such as security contractors in Colombia, received specific additional training and attended workshops on the Voluntary Principles.

Oxy seeks to include in our foreign private-sector contracts provisions requiring adherence to the Human Rights Policy and Voluntary Principles.

Water hauling in Oman

Access to fresh drinking water is a common problem in Oman. Recognizing the critical role water plays in societal development, Oxy supports a program that utilizes local contractors to deliver fresh drinking water to the provinces in the area near the Mukhaizna oil field. More than 1,000 people in the region, where villages are scattered far from water sources, now receive fresh drinking water as a result of this program. To ensure continued expansion of program benefits and to promote collaboration within the communities, Oxy involved the local state governors to help identify recipient communities, select contractors and oversee delivery of the water.

As required by our Human Rights Policy, social impact assessments are performed as standard practice to identify risks before work begins in new locations. In 2007, risk assessments were conducted in Argentina, Colombia, Chile, Libya and Oman, and were initiated in Bolivia and Yemen.

The risk assessment for La Cira, Colombia, followed International Alert's Conflict Sensitive Business Practice tool kit, which is designed to help companies factor human rights and peace-building issues into their business plans. We continued our engagement with International Alert in 2007 to implement the resulting recommendations.

The company members of the Voluntary Principles have made a commitment to promote and adopt the security practices established in the document. Oxy, along with two other major oil companies and the organization Business for Social Responsibility, held a workshop in November 2007 for nonmember companies, contractors in large capital projects and international security companies. In addition, Oxy has produced materials for training and promotion in Spanish and Arabic, and has participated in developing human rights case studies with organizations such as the International Finance Corporation's CommDev and IPIECA.

Oxy has a long-standing policy of respecting employees' freedom of association with regard to causes, organizations or political parties they wish to support or join. In 2007, no Oxy operations were identified in which the right to exercise freedom of association could be at significant risk. Furthermore, no risks were identified for incidents of forced or compulsory labor or situations associated with child labor.

Social performance
Society

7,800 hours
literacy instruction provided by Oxy's Denver City, Texas, community partnership

850 children
partnership with Social Development Centre benefits Qatar's youth

4,400 patients
treated at Mukhaizna Clinic through November 2007

Oxy has a strong commitment to engage with local communities in our areas of operation. In each case, our goal is to create mutually beneficial relationships and generate economic opportunities.

We accomplish this by teaming with public and private institutions to help raise the standard of living and improve quality of life through activities focusing on health, education, environment, culture and economic development.

In accordance with Oxy's Human Rights Policy, we consistently monitor the impact of our operations on communities, and we are responsive to their concerns. The Human Rights Policy requires that social impact assessments be conducted in new work locations. These assessments are valuable tools; that help us to anticipate and, along with local governments and other stakeholders, to address the social and economic impacts of our operations.

Oxy has a zero-tolerance policy for violations of our Code of Business Conduct. The Code applies to all of the company's employees throughout our worldwide operations.

Oxy and Center Theatre Group show youngsters they're LA's BEST

Committed to providing a safe haven for children when the school day ends, Los Angeles nonprofit LA's BEST provides supervised after-school education, enrichment and education programs for more than 26,000 elementary students throughout the city. In 2007, employees from Oxy's headquarters brought the Center Theatre Group, one of the nation's leading arts and cultural organizations, together with LA's BEST students at Hillcrest Elementary School in South Los Angeles. The Center Theatre Group staged a production of "Animal Logic," a two-person vaudeville act that explores elements of storytelling, play-making skills, morals and traditions.



Left: Oxy sponsors programs for local youth at the public library in Long Beach, California.

Below: Center Theatre Group actors and LA's BEST students pose with (standing from right:) Oxy Associate General Counsel Linda Peterson, Vice President Richard Kline and (standing, far left:) Senior Human Resources Consultant Dana Pisapia.



Oxy partners with Texas Family Literacy organization

In 2007, Oxy Permian formed a partnership with Yoakum County Family Literacy (YCFL) in Denver City, Texas. YCFL offers courses in English as a second language, computer skills, parenting, early childhood education and GED preparation. To help maintain the organization's success, Oxy Permian provided funds to hire a literacy outreach coordinator. With more students and families enrolled and attending courses regularly, 2007 was the best year in the organization's 18-year history of providing literacy services to families. To date, participants of YCFL services have logged more than 7,800 hours of literacy instruction.

Oxy Permian supports West Texas schools

Many schools in Oxy's area of operations in the Permian Basin of West Texas benefit from the company's monetary donations and dedicated employee volunteers. In Midland and Odessa, Oxy partnered with local newspapers to bring newspapers into the classroom. With current events at their fingertips, hundreds of students each year engage in new, creative learning approaches. To help Levelland high school students in math and science, Oxy provided two classroom sets of graphing calculators. At Midland South Elementary, Oxy implemented an award-winning pen pal program, matching fourth-grade students with approximately 40 employees. The program improved students' writing skills and served as a mentoring program for at-risk students.

Science fair with a twist

In 2006 and 2007, OxyChem's Geismar, Louisiana, plant participated in the ChemFriends Expo, which raises awareness of and interest in chemistry among students and the local community. The Expo is a science fair with a twist. Instead of student experiments, it is the adults who are "under the microscope" while students watch, learn and participate. The Ascension Parish School Board sponsors the annual event in cooperation with more than a dozen member companies.

Oxy donation helps children in Qatar

A donation from Oxy Qatar will help more than 850 children. The 2007 donation benefits the Social Development Centre (SDC), which is helping to build a strong foundation for Qatar's youth.

Clinic without borders

Since 2005, the Mukhaizna Clinic has provided primary healthcare and medical assistance to Oxy Oman staff and surrounding communities, including employees from Oman Air, Oman Gulf, MB Petroleum Services and the Royal Oman Police. Recently the clinic underwent renovations, expanded and purchased new equipment and an ambulance. With a growing number of people in the area, the clinic provides an essential resource to treat patients, increase awareness of medical conditions and prevent injuries in the workplace. In addition, the clinic tests for potable water, conducts camp and contractor clinic inspections, presents health topics, offers first-aid training, provides airport operations support and offers vaccinations. Through November 2007, more than 4,400 patients were treated at the clinic.

Social performance

Product responsibility



Lori Ambrose-Preston, lab technician at OxyChem's plant in Taft, Louisiana.

OxyChem's HES programs are designed to reduce and manage risks, and to promote the safe production, distribution, use and disposal of its products.

As a manufacturer and marketer of commodity and specialty chemical products, OxyChem generally does not provide products to end-users, but sells its materials to other manufacturers.

OxyChem complies with government regulations designed to assess product safety, such as the EPA pesticide product registration program. OxyChem also participates in voluntary initiatives such as the EPA's High Production Volume Challenge Program and Voluntary Children's Chemical Evaluation Program.

OxyChem's product risk assessment process follows the ACC Global Product Strategy, an internationally recognized system for identifying chemical product information needs. Using this strategy, products are evaluated and prioritized for potential adverse effects, and risk-reduction practices are implemented, such as recommending personal protective equipment and providing additional technical support to customers. OxyChem promotes the safe use and handling of its products through training and by providing information such as Material Safety Data Sheets (MSDS), handbooks, videos and product technical data.

In accordance with OSHA requirements, MSDS accompany all OxyChem products. The data sheets provide comprehensive product information, including composition, use of personal protective equipment, instructions for safe handling and environmental and health information.

In addition to MSDS, all OxyChem products transported in drums or other containers are labeled with product information that follows the American National Standards Institute guidelines.

Glossary

ACC	American Chemistry Council; ACC Responsible Care® Initiative—the chemical industry's global voluntary initiative to improve health, safety and environmental performance
API	American Petroleum Institute
BLS	U.S. Bureau of Labor Statistics
CO_2	Carbon Dioxide
EPA	U.S. Environmental Protection Agency
GEMI	Global Environmental Management Initiative
GHG	Greenhouse Gas
GMI	GovernanceMetrics International
GRI	Global Reporting Initiative
HES	Health, Environment and Safety
IIR	Injury and Illness Incidence Rate (Incidents per 100 workers/year)
IPIECA	International Petroleum Industry Environmental Conservation Association
M	Thousand
MM	Million
MSDS	Material Safety Data Sheets
NGO	Nongovernmental Organization
Occidental (Oxy)	Occidental Petroleum Corporation, together with its subsidiaries
OSHA	U.S. Occupational Safety and Health Administration
TRANSCAER®	Transportation Community Awareness and Emergency Response (provides hazardous materials training to company and railroad personnel)
TRI	Toxics Release Inventory

For additional information

Oxy welcomes your questions and comments on this report. Any comments, questions or requests for additional copies of this report may be directed to:

Richard S. Kline
Vice President, Communications and Public Affairs
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024

Additional information about Oxy, including current and past Annual Reports and news releases, is available at www.oxy.com.

Available to stakeholders

The following publications are available by writing to Occidental corporate headquarters and at www.oxy.com:


Oxy

Oxy Annual Report


Oxy

Oxy Today: Middle East and North Africa


Oxy

Oxy Corporate Snapshot


Oxy

Oxy Corporate Governance Principles

Oxy's Social Responsibility Report was printed on Forest Stewardship Council (FSC)-certified paper that contains wood from well-managed forests, controlled sources and recycled wood or fiber.

FSC
Mixed Sources

Portions of this report contain forward-looking statements and involve risks and uncertainties that could materially affect expected results of operations, liquidity, cash flows and business prospects. Words such as "estimate," "project," "predict," "believe," "will," "would," "could," "may," "might," "anticipate," "plan," "intend" and "expect" or similar expressions that convey the uncertainty of future events or outcomes generally identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. Unless legally required, Occidental does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise. The United States Securities and Exchange Commission (SEC) permits oil and natural gas companies, in their filings with the SEC, to disclose only proved reserves demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. We use certain terms in this report, such as gross oil reserves, estimated proved reserves, probable, possible and recoverable reserves and oil in place, that the SEC's guidelines strictly prohibit us from using in filings with the SEC. Additionally, the SEC requires oil and natural gas companies, in their filings, to disclose non-financial statistical information about their consolidated entities separately from such information about their equity holdings and not to show combined totals. Certain information in this report is shown on a combined basis; however, the information is disclosed separately in the "Notes to the Consolidated Financial Statements" included in the 2007 Annual Report on Form 10-K.

Corporate headquarters

10889 Wilshire Boulevard
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(310) 208-8800
www.oxy.com

Investor relations

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investorrelations@oxy.com

Government relations

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(202) 857-3000

Oil and gas

Occidental Oil and Gas Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024-4201
(310) 208-8800

Occidental Energy Marketing, Inc.
5 Greenway Plaza
Houston, Texas 77046-0506
P.O. Box 27570
Houston, Texas 77227-7570
(713) 215-7000

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Crescent Towers, Zayed The First Street,
Khalidyah
P.O. Box 73243
Abu Dhabi, United Arab Emirates
+971 2 691 7200

Chemicals

Occidental Chemical Corporation
Occidental Tower
5005 LBJ Freeway
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P.O. Box 809050
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Occidental Petroleum Corporation
www.oxy.com